July 10, 2014

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // EAS Crow Point Alternatives Fund

Dear Mr. Grzeskiewicz:

On April 7, 2014, Northern Lights Fund Trust (the "Registrant"), on behalf of the EAS Crow Point Alternatives Fund (the "Fund"), filed Post-Effective Amendment No. 598 to its Registration Statement under the Securities Act of 1933 on Form N-1A to reflect material changes to its investment strategy.  Please find below a summary of comments you provided to Cassandra Borchers and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Certain typographical errors and related comments are not reflected here but have been addressed in the revised prospectus and SAI, as appropriate.

Comment 1.  Please clarify to the Staff why the Fund expenses in the Expense Table are in brackets.

Response:  Registrant bracketed the Fund expenses to reflect the fact that they would be updated with the Fund’s year-end financial information.  Registrant delayed the effective date of this amendment so that expense information from the annual report could be incorporated in the 485(b) filing.

Comment 2.  Please explain how a 183% turnover rate can be reconciled with the Fund’s stated strategy of maintaining low volatility.  Is the current portfolio turnover rate an aberration?

Response:  As described in the prospectus, the Fund seeks investments that may provide lower volatility than the markets in general.  However, there may also be a high portfolio turnover rate for the Fund.  Registrant does not believe these two facts are inconsistent and has disclosed both in the prospectus.

Comment 3.  Please confirm in your response that short sale expenses (dividends paid on stocks sold short) will be included in the Expenses Table.

Response:  Registrant confirms that any short sale expenses will be included in the Expense table.

Comment 4.  Under the heading "Principal Investment Strategies", the prospectus indicates that the Fund may invest in private funds.  Please state whether this includes hedge funds, and confirm that the Fund will not invest more than 15% of its net assets in private funds, including hedge funds.

Response: Registrant has revised the disclosure to reflect the fact that the Fund may invest in hedge funds, and that no more than 15% of the Fund’s net assets will be invested in private funds.

Comment 5.  Please restate the AFFE in the Expense Table to reflect any expected increase due to the change in the investment strategy.

Response:  Registrant has updated the AFFE as required.  Registrant notes that the Fund currently invests in underlying funds, that the Adviser intends to rely less upon underlying funds overall with more direct investing, and therefore Registrant does not expect the AFFE to materially increase due to investments in private funds.

Comment 6.  Please explain in your response why the chart on page 2 of the Prospectus is not misleading.  You may also consider removing the chart.  We note that the chart as currently presented may suggest that the Fund may invest equally in each asset type.  We are further concerned about the doughnut representation, instead of a more standard pie chart, and please clarify why Long/Short Global Equity is in the center of the chart.

Response:  Registrant does not agree that the chart is misleading.  Long/Short Global Equity will be a consistent investment category for the Fund and therefore is presented in the center.  The illustration is merely intended to illustrate the types of investments the Fund will make, and is not intended as a graphically representation of asset allocation.  Registrant believes the illustration as presented with the narrative surrounding the chart is not misleading and has added the following disclosure above the chart:

“Allocations among the various investment classes or strategies will vary.”

Comment 7.  In your response, please explain whether the Financial Highlights will be revised to reflect information through April 30th, the Fund’s fiscal year end.

Response:  Registrant will include updated Financial Highlights to reflect the Fund’s most recent fiscal year end.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers

Cassandra W. Borchers